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                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE

                                                                JANUARY 26, 2006

--------------------------------------------------------------------------------

                  STRONG 2005 ACTIVITY PERFORMANCE WITH FURTHER
                 ACCELERATION IN ALL OF OUR BUSINESSES IN 4Q05:

               DOUBLE DIGIT GROWTH IN LIFE & SAVINGS NEW BUSINESS
                         AND ASSET MANAGEMENT REVENUES

             RECORD ASSET MANAGEMENT NET INFLOWS OF EURO 56 BILLION

--------------------------------------------------------------------------------

   o LIFE & SAVINGS NEW BUSINESS (APE(1)) GROWTH ACCELERATED STRONGLY THROUGHOUT THE YEAR AND MORE PARTICULARLY IN 4Q05. NEW BUSINESS WAS UP 11% TO EURO 5,463 MILLION. NEW BUSINESS GROWTH WAS SUPPORTED BY GEOGRAPHICAL DIVERSIFICATION AND PRODUCT BREADTH WITH EUROPE UP 8%, ASIA(2) UP 30% AND THE US, INCLUDING MONY, UP 15%.

   o PROPERTY & CASUALTY REVENUES INCREASED BY 3% TO EURO 18,874 MILLION MAINLY DRIVEN BY FRANCE AND SOUTHERN EUROPE. GROWTH SLIGHTLY ACCELERATED IN 4Q05, BENEFITING FROM GOOD MOMENTUM IN PERSONAL LINES AND SUPPORT FROM CANADA AS WELL AS MARKETS SUCH AS TURKEY, HONG KONG AND SINGAPORE.

   o ASSET MANAGEMENT REVENUES INCREASED BY 14% TO EURO 3,440 MILLION DRIVEN BY HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) (+16% COMPARED TO 2004). BOTH AXA IM AND ALLIANCE CAPITAL CONTRIBUTED TO RECORD NET INFLOWS OF EURO 56 BILLION(3).

   o INTERNATIONAL INSURANCE REVENUES INCREASED BY 10% TO EURO 3,813 MILLION. THE 17% INCREASE AT AXA RE WAS DUE TO THE NON-RECURRENCE OF CERTAIN 2004 NEGATIVE PREMIUM ADJUSTMENTS, INCREASED REINSTATEMENT PREMIUMS LINKED TO 2005 NATURAL CATASTROPHE EVENTS AND SELECTED DEVELOPMENT IN LINES WITH FAVORABLE PRICING CONDITIONS. AXA CORPORATE SOLUTIONS ASSURANCE WAS UP 5%, DRIVEN BY MARINE AND AVIATION.

--------------------
(1) Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is group share. FY 2004 and 2005APE are in line with the Group's EEV disclosures.
(2) Including Australia.
(3) 2005 net inflows exclude the impact of change in scope at Alliance Capital mainly linked to the sale of Alliance Capital Cash Management Services.

                                                                               1
-------------------------------Be Life Confident--------------------------------

--------------------------------------------------------------------------------
Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

APE are non-GAAP measures. Management uses these measures as key indicators of performance in assessing AXA's Life & Savings business and believes that the presentation of these measures provides useful and important information to shareholders and investors. IFRS revenues are available in Appendix 4 of this release.
--------------------------------------------------------------------------------

"Our 2012 aspirational objectives are all about focusing the Group on profitable growth initiatives centered on product innovation, distribution management and quality of service", said Henri de Castries, Chief Executive Officer of AXA.

"Product launches in Asia and Europe, distribution initiatives in the US and Japan, and improved quality of service and innovation across the board, notably in Asset Management, are at the core of our very solid 2005 performance. We are broadly on track with our long-term activity objectives in 2005 and are seeing promising signs in all of our key markets that our 2012 ambition initiatives are gaining traction."

                                                        -------------------------------------------------------------
Twelve months ended                                     December 31,    December 31,    Change        Change on a
(Euro million, except when otherwise noted)                 2005            2004                   comparable basis
---------------------------------------------------------------------------------------------------------------------
Life & Savings, group share APE                             5 463          4 808        +13.6%          +10.6%
---------------------------------------------------------------------------------------------------------------------
Property & Casualty revenues                               18 874         17 852         +5.7%           +2.8%
---------------------------------------------------------------------------------------------------------------------
International Insurance revenues                            3 813          3 363        +13.4%          +10.3%
---------------------------------------------------------------------------------------------------------------------
Asset Management
  Revenues                                                  3 440          3 084        +11.5%          +13.7%
  Net inflows (Euro billion):
    - excluding change in scope(4)                             56             36
    - including change in scope                                31             34
---------------------------------------------------------------------------------------------------------------------

--------------------
(4) Mainly linked to the sale of Alliance Capital's Cash Management Services to Federated Investors.

                                                                               2
-------------------------------Be Life Confident--------------------------------

LIFE & SAVINGS:

LIFE & SAVINGS NEW BUSINESS GROWTH ACCELERATED STRONGLY THROUGHOUT THE YEAR AND MORE PARTICULARLY IN 4Q05. NEW BUSINESS WAS UP 11% TO EURO 5,463 MILLION.

NEW BUSINESS GROWTH WAS SUPPORTED BY GEOGRAPHICAL DIVERSIFICATION AND PRODUCT BREADTH WITH EUROPE UP 8%, ASIA(5) UP 30% AND THE US, INCLUDING MONY, UP 15%.

FRANCE NEW BUSINESS GROWTH PICKED UP IN 4Q05, TO REACH 13% FOR FULL YEAR 2005, LARGELY DRIVEN BY INDIVIDUAL UNIT-LINKED PRODUCTS (UP 60%). THE 4Q05 ACCELERATION WAS NOTABLY DRIVEN BY THE LAUNCH OF THE NEW ODYSSIEL PRODUCT IN THE SALARIED NETWORK AND STRONG ACTIVITY IN GROUP PENSION BUSINESS.

UNIT-LINKED NEW BUSINESS INCREASED BY 16% TO REPRESENT 45% OF TOTAL LIFE & SAVINGS APE, COMPARED TO 42% IN 2004.

                                               ------------------------------------------------------------------
Annual Premium Equivalent,
Group share  (Euro million)                     December 31,    December 31,      Change         Change on a
Twelve months ended                                 2005            2004                      comparable basis
-----------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                      5 463          4 808          +13.6%             +10.6%
  France                                            1 075            951          +13.0%             +13.0%
  United States                                     1 700          1 482          +14.7%              +4.4%
  United Kingdom                                      817            713          +14.6%             +15.5%
  Japan                                               589            505          +16.6%             +19.9%
  Germany                                             270            387          -30.1%             -30.1%
  Benelux                                             381            315          +20.9%             +20.9%
  Southern Europe                                     140            125          +12.2%             +12.2%
  Australia/New Zealand                               417            268          +55.9%             +50.6%
  Hong Kong                                            73             62          +17.5%             +17.5%
---------------------------------------------------------------------------------------------------------------

FRANCE new business increased by 13% with a strong acceleration in the fourth quarter of 2005. Individual Investment & Savings new business was up 17%, reflecting very strong growth in unit-linked premiums (up 60% to represent 32% of individual Investment & Savings new business), driven by the continued focus on unit-linked products in proprietary channels and the successful launch of Odyssiel in the salaried network.

Group new business was up 7%, benefiting in 4Q05 from a significant new pension contract.

The UNITED STATES continued to benefit from the MONY acquisition, with new business up 15% on a reported basis. On a comparable basis(6), new business increased by 4% primarily driven by Life APE (up 10%) and Variable Annuity APE (up 9%), partly offset by a 64% decline in Fixed Annuity APE, as, in the current interest rate environment, this product does not correspond to Group profitability targets. Excluding fixed annuities, new business was up 8% with a strong acceleration in the second half of the year.

JAPAN new business growth further accelerated in 4Q05 (+35%) as a result of strong momentum of new products and continued improved productivity in the AXA Advisors channel. FY 2005 new business increased by 20%, as individual business APE grew by 15%, driven by Term Life products and riders (following the launch of new products in October 2004 and March 2005), and Group Life APE was up 311%, primarily due to the New Mutual Aid product, a Group Term Life product featuring new cancer and disability riders.

--------------------
(5) Including Australia.
(6) As MONY was acquired on July 8, 2004, the constant scope in the US includes the contribution of MONY only for 2H 2004 and 2H 2005 (i.e. excluding the first half of 2005).
                                                                               3
-------------------------------Be Life Confident--------------------------------

In the UNITED KINGDOM, new business was up 16% driven by Investments and Savings new business (+34%), largely due to sales of unit-linked investment bonds, and group pension products, partly offset by individual pensions and Life. Sales within the IFA channel were up 21%.

GERMANY new business was down 30% following the strong Life new business boom in 2004 in connection with the tax reform effective beginning of 2005. The Health market continued to be negatively impacted by change in social contribution limits introduced at the beginning of 2004 and the continued uncertainty over the potential changes in the Health regulatory environment.

BENELUX new business increased by 21% driven by Belgium up 26%, mainly due to the continuing strong growth momentum of structured unit-linked products, such as the open-architecture product Millesimo, and Crest 30 and 40 (general account products with no guaranteed rate). In December 2005, activity in Belgium also benefited from policyholders' anticipation of the tax changes to be implemented on January 1, 2006.

SOUTHERN EUROPE new business increased by 12%, mainly driven by traditional savings' new business in the agent network in Italy as well as some significant corporate contracts, partly offset by lower unit-linked business as 2H04 was particularly strong, benefiting from the launch of some significant bancassurance agreements. Activity in individual Life products (including the launch of new products) remained strong.

AUSTRALIA/NEW-ZEALAND new business was up 51%, with third quarter and fourth quarter APE up 81% and 94%, respectively, driven by a very high level of institutional mandate wins by Alliance/Bernstein who was elected Money Management 2005 Fund Manager of the year and International Equities Fund Manager of the year in Australia. Strong sales into "Generations" and "Summit" dedicated platforms and increased sales of global equity growth and value funds also contributed to the increase.

HONG KONG new business growth accelerated to reach 17% in 2005 reflecting (i) further improvements in productivity in both agency and adviser channels, (ii) the successful launch of new products, and (iii) strong inflows into investment and retirement products, in particular in the new multi-manager investment platform.

                                                                               4
-------------------------------Be Life Confident--------------------------------

PROPERTY & CASUALTY:

PROPERTY & CASUALTY REVENUES INCREASED BY 3% TO EURO 18,874 MILLION MAINLY DRIVEN BY FRANCE AND SOUTHERN EUROPE. GROWTH SLIGHTLY ACCELERATED IN 4Q05, BENEFITING FROM GOOD MOMENTUM IN PERSONAL LINES AND SUPPORT FROM CANADA AS WELL AS MARKETS SUCH AS TURKEY, HONG KONG AND SINGAPORE.


IFRS Revenues                                       ---------------------------------------------------------------
Twelve months ended                                  December 31,   December 31,       Change       Change on a
(Euro million)                                           2005           2004                      comparable basis
-------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                      18 874        17 852          +5.7%            +2.8%
.. France                                                  5 070         4 895          +3.6%            +3.5%
.. Germany                                                 2 785         2 796          -0.4%            -0.7%
.. United Kingdom & Ireland (a)                            4 393         4 469          -1.7%            +1.5%
.. Belgium                                                 1 451         1 430          +1.5%            +1.5%
.. Southern Europe                                         3 012         2 901          +3.8%            +4.1%
.. Other countries (b)                                     2 162         1 361         +58.9%            +8.4%
     of which Canada                                        855           746         +14.6%            +7.0%
     of which Turkey                                        453          n.a.           n.a.           +17.3%
     of which Singapore                                      78          n.a.           n.a.           +14.0%
     of which Hong Kong                                      64          n.a.           n.a.           +20.6%
-------------------------------------------------------------------------------------------------------------------

(a) The right to renew the UK Personal Direct business was sold to RAC in October 2004. In 2004, revenues from this activity amounted to Euro 110 million.
(b) As of January 2005, Turkey, Hong Kong and Singapore are now fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, "other countries" FY04 P&C revenues would have been Euro 487 million higher. In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries FY04 P&C revenues would have been Euro 76 million higher if disability had been included.

PERSONAL LINES (62% OF P&C PREMIUMS) showed overall growth of 4%.
Motor revenues grew 3%, mainly driven by Southern Europe and France up 4% and 2%, respectively, benefiting from positive net inflows of +125,000 and +100,000 policies (of which +77,600 four wheels policies), respectively. Canada (up 7%), Turkey (up 17%), Hong Kong (up 19%) and Singapore (up 15%) also contributed to motor revenues growth.

Non-motor revenues increased by 5% mainly driven by the UK health activity, France Household business, as well as Belgium, Southern Europe, Turkey, Hong Kong and Singapore as a result of portfolio evolution and increased tariffs.

COMMERCIAL LINES (37% OF P&C PREMIUMS) recorded a 1% growth.
Motor revenues were up 1%, mainly as positive evolution in France (+4%), Southern Europe (+6%) and Belgium (+2%) was offset by the decrease of UK & Ireland revenues (-7%), in a context of intense competition in Ireland. Non-motor revenues were up 1% mainly driven by France (+6%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

OTHER LINES(7) (1% OF P&C PREMIUMS) revenues decreased by 13% driven by the planned reduction of assumed business in Germany.

--------------------
(7) Please note that UK Health is no longer reported in other lines but is now allocated between personal non motor and commercial non motor lines.

                                                                               5
-------------------------------Be Life Confident--------------------------------

INTERNATIONAL INSURANCE:

INTERNATIONAL INSURANCE REVENUES INCREASED BY 10% TO EURO 3,813 MILLION. THE 17% INCREASE AT AXA RE WAS DUE TO THE NON-RECURRENCE OF CERTAIN 2004 NEGATIVE PREMIUM ADJUSTMENTS, INCREASED REINSTATEMENT PREMIUMS LINKED TO 2005 NATURAL CATASTROPHE EVENTS AND SELECTED DEVELOPMENT IN LINES WITH FAVORABLE PRICING CONDITIONS. AXA CORPORATE SOLUTIONS ASSURANCE WAS UP 5%, DRIVEN BY MARINE AND AVIATION.


     IFRS Revenues                              ---------------------------------------------------------------
     Twelve months ended                         December 31,   December 31,      Change        Change on a
     (Euro million)                                  2005           2004                      comparable basis
     ----------------------------------------------------------------------------------------------------------
     INTERNATIONAL INSURANCE                        3 813          3 363          +13.4%           +10.3%
     . AXA RE                                       1 451          1 056          +37.4%           +17.0%
     . AXA Corporate Solutions Assurance            1 605          1 506           +6.6%            +4.8%
     . Others(a)                                      756            801          - 5.6%           +11.0%
     ----------------------------------------------------------------------------------------------------------

(a) Following the full consolidation of Turkey, Hong Kong and Singapore, AXA Cessions revenues derived from business with these entities are now eliminated as inter-company transaction. In 2004, this represented Euro 39 million of AXA Cessions revenues.

REINSURANCE: Revenues increased by 17% mainly due to the non-recurrence of some 2004 negative premium adjustments and the increase in reinstatement premiums linked to natural catastrophe events in 2005. Excluding these two effects, revenues increased by 6% mainly driven by higher premiums in selected non proportional General Liability business, taking advantage of favorable pricing conditions, as well as in Credit business, marine offshore and non-cat property.

INSURANCE: AXA Corporate Solutions Assurance revenues increased by 5% reflecting a selective growth in the marine and aviation lines of business. Development remained cautious on commercial property and liability lines.

                                                                               6
-------------------------------Be Life Confident--------------------------------

ASSET MANAGEMENT:

ASSET MANAGEMENT REVENUES INCREASED BY 14% TO EURO 3,440 MILLION DRIVEN BY HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) (+16% COMPARED TO 2004). BOTH AXA IM AND ALLIANCE CAPITAL CONTRIBUTED TO RECORD NET INFLOWS OF EURO 56 BILLION(8).


IFRS revenues(9)                   ------------------------------------------------------------
Twelve months ended                 December 31,   December 31,    Change       Change on a
(Euro million)                          2005           2004                  comparable basis
-----------------------------------------------------------------------------------------------
ASSET MANAGEMENT                       3 440           3 084       +11.5%          +13.7%
.. Alliance Capital                     2 472           2 325        +6.3%           +9.2%
.. AXA Investment Managers(a)             968             759       +27.5%          +26.9%
-----------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 28% on a comparable basis.

ALLIANCE CAPITAL: Revenues were up 9% as higher investment advisory fees, driven by 11% higher average AUM, and increased performance fees were partly offset by lower distribution revenues due to lower AUM in the retail channel. In addition, Alliance has restructured its private client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

AUM increased by Euro 95 billion from year-end 2004 to Euro 491 billion at the end of 2005 as a positive exchange rate impact (Euro 63 billion), a favorable market impact (Euro 34 billion) and strong net positive long-term inflows (Euro 22 billion) more than offset the Euro 24 billion decrease in AUM related to change in scope mainly linked to the sale of the Cash Management Services to Federated Investors.

AXA INVESTMENT MANAGERS: Revenues increased by 27%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 28%, driven by higher average AUM (+21%), mostly from third party retail and institutional client segments which generate higher average fees, and by higher performance fees, especially on AXA Rosenberg's portfolios.

AUM increased by Euro 87 billion from year-end 2004 to Euro 432 billion at the end of 2005 primarily driven by (i) Euro 34 billion of net inflows mainly from institutional and retail third party clients (Euro +31 billion) especially on AXA Rosenberg's products as well as real estate, structured finance and fixed income products, (ii) a Euro 38 billion favorable market impact, (iii) a Euro 6 billion positive foreign exchange rate impact, and (iv) Euro 7 billion following the acquisition of Framlington effective beginning of November 2005.

                                      * * *
                                        *

--------------------
(8) 2005 net inflows exclude the impact of change in scope at Alliance Capital mainly linked to the sale of Alliance Capital Cash Management Services.
(9) Net of inter-company transactions.

                                                                               7
-------------------------------Be Life Confident--------------------------------

ABOUT AXA:

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total IFRS revenues of Euro 72 billion in 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *


AXA INVESTOR RELATIONS:                     AXA MEDIA RELATIONS:
----------------------                      -------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:       +33.1.40.75.49.84   Clara Rodrigo:      +33.1.40.75.47.22
Sophie Bourlanges:     +33.1.40.75.56.07   Mary Taylor:        +1.212.314.58.45
Marie-Flore Bachelier: +33.1.40.75.49.45
Emmanuel Touzeau:      +33.1.40.75.49.05
Kevin Molloy:          +1.212.314.2893


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Reference for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Certain of the forward-looking statements made herein, including those with respect to AXA's Ambition 2012 project, include statements regarding estimated revenues, earning and other financial projections for the next several years. Our ability to achieve these projections over the next several years is highly dependent on a number of assumptions and factors which are inherently unpredictable and uncertain, including the following: the performance and stability of financial markets, general economic conditions, competitive conditions, the effect of future acquisitions and/or divestitures, changes in laws or government regulations (including changes in tax laws), the nature, frequency and severity of future catastrophic losses, the nature, frequency and severity of future terrorist events as well as the various other risks and uncertainties referred to in AXA's Document de Reference and AXA's Annual Report on Form 20-F for the year ended December 31, 2004. Given the inherently unpredictable and uncertain nature of these assumptions and factors, these estimates and projections should not be relied on as predictions of actual results, but should be viewed as estimates and projections based on assumptions which may or may not be correct or achieved. There can be no assurance that we will be able to meet our targets, including those with respect to AXA's Ambition 2012 project.

AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                                                                               8
-------------------------------Be Life Confident--------------------------------

APPENDIX 1

LIFE & SAVINGS - ANNUAL PREMIUM EQUIVALENT (APE) FOR 9 MAIN COUNTRIES/REGIONS AND MODELED BUSINESS
FULL YEAR 2005 - GROUP SHARE

                                           ----------------------------------------------------------------
     Euro million                             APE            APE          Change           Change on
                                            FY 05 (a)     FY 04 (a)                     comparable basis
-----------------------------------------------------------------------------------------------------------
France                                       1 075            951          + 13%             + 13%
United States                                1 700          1 482          + 15%              + 4%
United Kingdom                                 817            713          + 15%             + 16%
Japan                                          589            505          + 17%             + 20%
Germany                                        270            387          - 30%             - 30%
Benelux                                        381            315          + 21%             + 21%
Southern Europe                                140            125          + 12%             + 12%
Australia / New Zealand                        417            268          + 56%             + 51%
Hong Kong                                       73             62          + 17%             + 17%
-----------------------------------------------------------------------------------------------------------
TOTAL APE (9 MAIN COUNTRIES/REGIONS)         5 463          4 808          + 14%             + 11%
-----------------------------------------------------------------------------------------------------------

(a) FY 2005 and 2004 APE are in line with our EEV disclosures, reflecting the change in recognition of flexible premiums introduced by the EEV methodology (impact on France and Belgium APE) and the change in modeling methodology in Australia to reflect the inclusion of funds inflows into the JV with Alliance Capital.

                                                                               9
-------------------------------Be Life Confident--------------------------------

APPENDIX 2

LIFE & SAVINGS - BREAKDOWN OF APE BETWEEN UNIT-LINKED, NON UNIT-LINKED AND MUTUAL FUNDS
9 MAIN COUNTRIES/REGIONS AND MODELED BUSINESS
FULL YEAR 2005 - GROUP SHARE

                          -------------------------------------------------------------------------
                                                               % UL in APE
                                     FY 05 APE             (excl. mutual funds)     UL change on
                          ------------------------------------------------------     comparable
                                               Mutual                                   basis
          Euro million       UL     Non-UL      Funds         FY05       FY04
---------------------------------------------------------------------------------------------------
France                       226       849                     21%        17%           +42%
United States                916       376      408            71%        70%           +12%
United Kingdom               709       108                     87%        82%           +22%
Japan                         15       574                      3%         2%           +31%
Germany                       81       190                     30%        29%           -29%
Benelux                       77       304                     20%        20%           +24%
Southern Europe               25       111        4            18%        22%            -8%
Australia/New-Zealand         23        30      364            43%        37%            +7%
Hong Kong                     27        47                     36%        32%           +36%
---------------------------------------------------------------------------------------------------

TOTAL                      2 098     2 589      776            45%        42%           +16%

                                                                              10
-------------------------------Be Life Confident--------------------------------

APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FULL YEAR 2005

                          ----------------------------------------------------------------------------------------------------------
                               Personal              Personal           Commercial           Commercial              Other
                                Motor                Non-Motor             Motor              Non-Motor              Lines
                          ----------------------------------------------------------------------------------------------------------
                          % Gross    Change     % Gross   Change    % Gross    Change    % Gross    Change     % Gross    Change
                          Revenues  on comp.    Revenues  on comp.  Revenues   on comp.  Revenues   on comp.   Revenues   on comp.
                                     Basis                 Basis                Basis                Basis                 Basis
------------------------------------------------------------------------------------------------------------------------------------
France                       34%       + 2%       28%        + 3%       8%        + 4%       29%       + 6%
Germany                      28%       - 0%       31%        + 0%       7%        + 1%       26%       - 1%        8%       - 7%
Belgium                      36%       + 0%       26%        + 3%       6%        + 2%       31%       + 2%
United Kingdom (a)           12%       - 4%       37%        + 8%       7%        - 7%       44%       + 0%
Southern Europe              56%       + 4%       20%        + 5%       6%        + 6%       18%       - 0%
Canada                       38%       + 7%       16%        + 9%       8%        + 0%       37%       + 8%
The Netherlands              12%       - 6%       35%        + 8%      28%        - 6%       27%      - 16%
Others                       59%      + 16%       25%       + 14%       2%          NS       14%       - 5%
   of which Turkey           67%      + 17%       33%       + 23%
   of which Singapore        39%      + 15%        7%       + 15%      13%       + 33%       50%       + 6%
   of which Hong Kong        26%      + 19%       12%       + 17%      13%      + 229%       62%       + 4%
------------------------------------------------------------------------------------------------------------------------------------

TOTAL                        33%       + 3%       29%         +5%       7%        + 1%       30%       + 1%        1%      - 13%

(a) Including Ireland

                                                                              11
-------------------------------Be Life Confident--------------------------------

APPENDIX 4

AXA GROUP REVENUES - FY 04 FRENCH GAAP/IFRS RECONCILIATION -
COMPARISON FY 04 VS. FY 05

                                           ----------------------------------------------------------------------------------------
              Euro million                                    FY 04                     FY 05           IFRS revenue change
                                            French GAAP   Reconciliation     IFRS       IFRS          Reported    Comp. basis
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          72 164       -5 133         67 031      71 671          6.9%         5.2%

LIFE & SAVINGS                                 47 063       -4 720         42 344      45 116          6.5%         5.2%
   France                                      11 893         -354         11 538      13 228         14.6%        14.6%
   United States                               12 880          -33         12 847      13 940          8.5%         1.9%
   United Kingdom                               6 309       -3 890          2 420       2 395         -1.0%        -0.2%
   Japan                                        5 526                       5 526       4 735        -14.3%       -11.8%
   Germany                                      3 499                       3 499       3 585          2.5%         2.5%
   Belgium                                      2 203          -15          2 188       2 734         25.0%        25.0%
   Southern Europe                              1 364          -32          1 333       1 439          8.0%         8.0%
   Other countries (1) (2)                      3 389         -397          2 993       3 059          2.2%         6.3%
     of which Australia/New-Zealand             1 496         -343          1 153       1 225          6.2%         2.5%
     of which Hong Kong                           751          -16            734         831         13.1%        13.1%

PROPERTY & CASUALTY                            17 852                      17 852      18 874          5.7%         2.8%
   France                                       4 895                       4 895       5 070          3.6%         3.5%
   Germany                                      2 796                       2 796       2 785         -0.4%        -0.7%
   United Kingdom + Ireland (3)                 4 469                       4 469       4 393         -1.7%         1.5%
   Belgium                                      1 430                       1 430       1 451          1.5%         1.5%
   Southern Europe                              2 901                       2 901       3 012          3.8%         4.1%
   Other countries (1) (2)                      1 361                       1 361       2 162         58.9%         8.4%

INTERNATIONAL INSURANCE                         3 371           -8          3 363       3 813         13.4%        10.3%
   AXA RE                                       1 056                       1 056       1 451         37.4%        17.0%
   AXA Corporate Solutions Assurance            1 506                       1 506       1 605          6.6%         4.8%
   Others                                         809           -8            801         756         -5.6%        11.0%

ASSET MANAGEMENT                                3 087           -3          3 084       3 440         11.5%        13.7%
   Alliance Capital                             2 312           13          2 325       2 472          6.3%         9.2%
   AXA Investment Managers                        776          -16            759         968         27.5%        26.9%

OTHER FINANCIAL SERVICES                          791         -404            387         428         10.5%        13.0%
-----------------------------------------------------------------------------------------------------------------------------------

(1) In the Netherlands, following the sale of the Health portfolio as of December 1, 2004 (IFRS revenues of Euro 149 million in 2004), the disability activity was transferred from Life & Savings to Property & Casualty (IFRS revenues of Euro 76 million in 2004).

(2) As of January 2005, Turkey (Life + P&C), HK (P&C) and Singapore (P&C) are consolidated. If they had been consolidated in 2004, 2004 Life & Savings IFRS revenues would have been Euro 61 million higher and 2004 P&C IFRS revenues would have been Euro 487 million higher.

(3) The right to renew our UK Personal Direct business was sold to RAC in October 2004. In 2004, revenues from this activity amounted to Euro 110 million.

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-------------------------------Be Life Confident--------------------------------